1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	April 16, 2012	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONTINUING CONNECTED TRANSACTIONS

The Company intends to continue the Existing Continuing Connected Transactions with the Parent Company or Yankuang Group Finance. Details of the Proposed Continuing Connected Transactions and the Proposed Annual Caps are set out in this announcement. The Company will at the AGM seek the Independent Shareholders’ approval for the continuance of each of the Non-exempt Continuing Connected Transactions for another period of three years ending 31 December 2014 pursuant to Rule 14A.52 of the Hong Kong Listing Rules.

The Board has approved (1) the establishment of an independent board committee to consider and advise the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps; and (2) the appointment of an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps. A circular containing, among other things, particulars of the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps, a letter from the Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders of the Company as soon as practicable.

The Parent Company and its associates will abstain from voting at the AGM.

1.	BACKGROUND

1.1	Independent Shareholders’ Approval

The Company has and continues to conduct continuing connected transactions with the Parent Company since its incorporation. The Company intends to continue each of the Existing Continuing Connected Transactions after 31 December 2011.

In this announcement, references to the Company and the Parent Company in relation to the provision of products, materials or services in connection with continuing connected transactions shall include, in the case of the Company, its subsidiaries; and in the case of the Parent Company, its subsidiaries and its associates, excluding the Group.

1.2	Existing Continuing Connected Transactions

The Existing Continuing Connected Transaction Agreements with the Parent Company or Yankuang Group Finance (as the case may be) include:

A1	Provision of Labour and Services Agreement

A2	Provision of Insurance Fund Administrative Services Agreement

A3	Provision of Materials Supply Agreement

A4	Provision of Coal Products and Materials Agreement

A5	Provision of Electricity and Heat Agreement

A6	Financial Services Agreement

1.3	Summary of the principal terms and conditions of the Existing Continuing Connected Transactions

A1.	Provision of Labour and Services Agreement

Pursuant to the Provision of Labour and Services Agreement:

(a)	Labour and services to be provided by the Parent Company to the Company: construction services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; environmental services; police and fire services; gas and heat supply; property management services; children’s education; civil army training; technical training; maintenance and repair of mining equipment and machinery services; individual employee benefits; and retiree benefits;

(b)	All labour and services would be provided at Cost Price (as defined in Paragraph 4 of this announcement), other than construction services, telecommunication services, motor vehicle transportation services, and maintenance and repair of mining equipment and machinery services, which would be provided at Market Price (as defined in Paragraph 4 of this announcement); and

(c)	The Parent Company has undertaken that the price of such labour/services would not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services, that it would give priority in providing such labour/services to the Company and that, where appropriate, it would provide such labour/services to the Company at a favourable price.

A2.	Provision of Insurance Fund Administrative Services Agreement

Pursuant to the Provision of Insurance Fund Administrative Services Agreement:

(a)	The Parent Company has undertaken to be responsible for the management of the old age insurance payments, basic medical insurance payments, supplemental medical insurance payments, unemployment fund payments and maternity insurance payments to the employees of the Group on a free of charge basis;

(b)	The Company would pay to the Parent Company each month an amount equivalent to (1) 20% of the total salaries of the employees of the Group as the old age insurance payments; (2) 8% and 4% of the total salaries of the employees of the Group as the basic medical insurance payments and supplemental medical insurance payments respectively; (3) 2% of the total salaries of the employees of the Group as the unemployment fund payments; and (4) 1% of the total salaries of the employees of the Group as the maternity insurance payments, to a designated account maintained by the Parent Company, which would be transferred by the Parent Company on behalf of the employees of the Group to the relevant social welfare authorities maintained by the local government; and

(c)	The Parent Company would provide the Company with a statement of the various fund payments each year and the Company would be entitled to monitor and inspect the payments to and application of the moneys out of the fund payments.

A3.	Provision of Materials Supply Agreement

Pursuant to the Provision of Materials Supply Agreement:

(a)	The Parent Company would provide the following supplies to the Company: concrete, rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies;

(b)	All materials would be supplied at Market Price and the parties would in so far as possible assess such price before the commencement of each financial year;

(c)	The Parent Company has undertaken that the price of such supplies would not be higher than the price offered by the Parent Company to independent third parties for the same type of materials, that it would give priority in providing such supplies to the Company and that, where appropriate, it would provide such supplies to the Company at a favourable price; and

(d)	In the event that the terms of provision of any materials by any third party are better than the terms offered by the Parent Company or if the provision of such materials by the Parent Company cannot meet the demand of the Company, the Company would be entitled to purchase any such materials from other third parties.

A4.	Provision of Coal Products and Materials Agreement

Pursuant to the Provision of Coal Products and Materials Agreement:

(a)	The Company would provide the following coal products and materials to the Parent Company: coal products; sale of materials including steel, timber, grease, axles, labour safety products and other related products and materials; and

(b)	Coal products and sale of materials would be provided to the Parent Company at Market Price.

A5.	Provision of Electricity and Heat Agreement

Pursuant to the Provision of Electricity and Heat Agreement, the Company would supply electricity and heat to the Parent Company at the terms to be agreed and confirmed in writing by the parties from time to time, and the price of electricity and heat would be approved by the relevant government authorities (including but not limited to Shandong Province Price Bureau and Jining Municipal Price Bureau) and would be settled by the actual amounts used by the Parent Company.

A6.	Financial Services Agreement

Pursuant to the Financial Services Agreement:

(a)	The Company had the right to choose the financial institution for financial services and to decide the financial institution for deposit services and loan services as well as the amounts with reference to its own business needs;

(b)	Yankuang Group Finance has undertaken that the terms for its provision of financial services to the Company at any time would be no less favorable than the same type of financial services provided by the Major Commercial Banks in the PRC and the same type of financial services provided by Yankuang Group Finance to a third party; and

(c)	Yankuang Group Finance would provide the following financial services to the Company in accordance with the above service principles:

(1)	Deposit Services: the maximum daily balance of the deposits (including accrued interests) of the Company in the settlement account in Yankuang Group Finance would not exceed RMB1.82 billion in each of 2011 and 2012;

(2)	Comprehensive Credit Facility Services: the comprehensive credit facility limit to be provided to the Company by the Parent Company would be on normal commercial terms and not exceed an annual amount of RMB1.6 billion (including accrued interests), and no security would need to be granted by the Company over its assets;

(3)	Miscellaneous Financial Services: miscellaneous financial services would include discounted note services, settlement services, entrusted loans and entrusted investment services, security services, bill acceptance services, financial and financing consultation, credit certification and relevant consultation, agency services, and other businesses approved by CBRC.

Total fees for the aforesaid discounted note services and other miscellaneous financial services such as settlement services: the annual cap for each of the two financial years ended 31 December 2011 and 31 December 2012 is RMB28.54 million.

2.	HISTORICAL AMOUNTS OF THE EXISTING CONTINUING CONNECTED TRANSACTIONS

2.1	Historical amounts and the Annual Caps

Set out below are the historical annual amounts of the Existing Continuing Connected Transactions (other than the transactions contemplated under the Financial Services Agreement) for the three financial years ended 31 December 2011:

			Financial year ended 31 December
		2009	2010	2011
		RMB’000	RMB’000	RMB’000
Expenditure
A1. Provision of Labour and Services Agreement	Actual	1,545,700	1,837,361	2,021,110
	Cap	1,972,410	2,356,820	2,594,340

A2. Provision of Insurance Fund Administrative Services Agreement	Actual		-Free of charge-
	Cap	n/a	n/a	n/a

A3. Provision of Materials Supply Agreement	Actual	598,498	421,606	696,802
	Cap	600,000	660,000	726,000

Revenue
A4. Provision of Coal Products and Materials Agreement	Actual	2,404,021	3,126,678	2,574,470
	Cap	3,700,000	4,070,000	4,650,000

A5. Provision of Electricity and Heat Agreement	Actual	204,061	235,002	180,808
	Cap	310,000	334,000	360,400

Set out below are the historical annual amounts of the transactions contemplated under the former financial services agreement or the Financial Services Agreement (as the case may be) for the three financial years ended 31 December 2011:

			Financial year ended 31 December
		2009	2010	2011
		RMB’000	RMB’000	RMB’000
Former financial services agreement or
A6. Financial Services Agreement

• (a) deposit services	Actual	n/a	1,400,000	1,820,000
	Cap	n/a	1,400,000	1,820,000

• (b) comprehensive credit facility services (Note)	Actual	n/a	nil	nil
	Cap	n/a	n/a	n/a

• (c) miscellaneous financial services (including discounted note services)	Actual	n/a	nil	10,119
	Cap	n/a	28,540	28,540

Note:	Pursuant to the former financial services agreement and the Financial Services Agreement, the comprehensive credit facility services to be provided by Yankuang Group Finance to the Company were on normal commercial terms, and no security over the assets of the Company would be granted in respect of such services. Therefore, the provision of comprehensive credit facility services by Yankuang Group Finance to the Company would be exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap was required to be set in this regard. Pursuant to the former financial services agreement and the Financial Services Agreement, the annual comprehensive credit facility limit (including accrued interests) to be provided by Yankuang Group Finance to the Company would be RMB1.0 billion in 2010 and RMB1.6 billion in 2011 respectively.

2.2	Major historical fluctuations

The major fluctuations in the historical amounts of the Existing Continuing Connected Transactions between the Company and the Parent Company or Yankuang Group Finance (as the case may be) and the reasons therefor are as follows:

A1.	Provision of Labour and Services Agreement

The annual amount of the labour and services provided by the Parent Company to the Company pursuant to the Provision of Labour and Services Agreement was RMB2,021.11 million in 2011 as compared to RMB1,545.70 million and RMB1,837.36 million for the years 2009 and 2010 respectively. The increase was mainly due to the expansion of the Company’s external resource exploitation along with the increases in materials prices and staff salaries.

A2.	Provision of Insurance Fund Administrative Services Agreement

The provision of insurance fund administrative services by the Parent Company to the Company was free of charge for each of the three years ended 31 December 2011.

A3.	Provision of Materials Supply Agreement

The annual amount of the products supplied pursuant to the Provision of Materials Supply Agreement was RMB696.80 million in 2011 as compared to RMB598.50 million and RMB421.61 million for the years 2009 and 2010 respectively. The decrease in 2010 as compared to 2009 was mainly due to the large purchase of coal mine production equipment by the Company in 2009. The increase in 2011 as compared to 2010 was mainly due to the expansion of the Company’s business operations, which led to an increased demand for materials and equipment and the continuous rise in the prices of raw materials and staff salaries.

A4.	Provision of Coal Products and Materials Agreement

The annual amount of the coal products and materials sold pursuant to the Provision of Coal Products and Materials Agreement was RMB2,574.47 million in 2011 as compared to RMB2,404.02 million and RMB3,126.68 million for the years 2009 and 2010 respectively. The increase in 2010 as compared to 2009 was mainly caused by the increased sales of coal to the Parent Company for use in its coal chemical processing facilities and aluminium refining facilities and the increase in coal price. The decrease in 2011 as compared to 2010 was mainly caused by the suspension of production and maintenance of certain coal chemical processing facilities of the Parent Company, which led to a decreased demand for coal products and materials.

A5.	Provision of Electricity and Heat Agreement

The annual amount of the electricity and heat provided pursuant to the Provision of Electricity and Heat Agreement was RMB180.81 million in 2011 as compared to RMB204.06 million and RMB235.00 million for the years 2009 and 2010 respectively. The increase in 2010 as compared to 2009 was mainly caused by the increases in the prices of electricity and heat. The decrease in 2011 as compared to 2010 was mainly caused by the reduction in the provision of electricity to the Parent Company for the purpose of reducing the connected transactions between the Company and the Parent Company.

A6.	Financial Services Agreement

Yankuang Group Finance began to provide financial services to the Company in 2010. The maximum daily balance of the deposits (including accrued interests) of the Company with Yankuang Group Finance were increased from RMB1.4 billion in 2010 to RMB1.82 billion in 2011. The annual charge for discounted note services provided by Yankuang Group Finance to the Company were increased from nil in 2010 to RMB10.12 million in 2011. The increases were mainly caused by the continuously increased business operations of the Group, and Yankuang Group Finance commenced its operation in the fourth quarter of 2010 which led to few businesses in 2010.

3.	PROPOSED CHANGES TO THE EXISTING CONTINUING CONNECTED TRANSACTIONS

Subject to the obtaining of the Independent Shareholders’ approval in the AGM, the Company and the Parent Company or Yankuang Group Finance (as the case may be) will enter into the Proposed Continuing Connected Transaction Agreements on the same terms and conditions as the Existing Continuing Connected Transactions Agreements with the following changes:

A1.	Provision of Labour and Services Agreement

(a)	The provision of the following labour and services shall cease: environmental services, police and fire services, gas supply, children’s education, civil army training and technical training;

(b)	In addition to the provision of construction services, the Parent Company shall provide construction management to the Company;

(c)	The retiree benefits to be paid shall equal to 15% of the total salaries of the employees of the Group at the relevant time, which is determined based on the historical amounts of the previous provision of the services by the Parent Company and after taking into account changes in future. The total amounts of payment shall not exceed RMB655.500 million, RMB753.825 million and RMB866.903 million per annum for the three years ending 31 December 2014, any excess shall be borne by the Parent Company; and

(d)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Labour and Services Agreement remain unchanged.

A2.	Provision of Insurance Fund Administrative Services Agreement

(a)	The basic medical insurance payments and supplemental medical insurance payments have been combined and referred to medical insurance payments;

(b)	The amount payable by the Company to the Parent Company every month for the medical insurance payment shall be 10% of the total salaries of the employees of the Group in accordance with the relevant PRC laws and regulations; and

(c)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Insurance Fund Administrative Services Agreement remain unchanged.

A3.	Provision of Materials Supply Agreement

(a)	Additional materials to be supplied by the Parent Company to the Company: coal; and

(b)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Materials Supply Agreement remain unchanged.

A4.	Provision of Products, Materials and Equipment Leasing Agreement (formerly known as the Provision of Coal Products and Materials Agreement)

(a)	Additional products and materials to be provided by the Company to the Parent Company: methanol and lease of coal mining equipments;

(b)	All products and materials and equipment leasing shall be provided to the Parent Company at Market Price; and

(c)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Products, Materials and Equipment Leasing Agreement remain unchanged.

A5.	Provision of Electricity and Heat Agreement

Other than the duration of the agreement, all other terms and conditions of the Provision of Materials Supply Agreement remain unchanged.

A6.	Financial Services Agreement

The terms of the Financial Services Agreement shall be the same as the Financial Services Agreement, except that:

(a)	The maximum daily balance of the deposits (including accrued interests) of the Company with Yankuang Group Finance shall be increased from RMB1.82 billion to RMB10.0 billion;

(b)	The annual comprehensive credit facility limit (including accrued interests) to be provided by Yankuang Group Finance to the Company shall be increased from RMB1.6 billion to RMB3.0 billion;

(c)	The annual charge limit for discounted note services to be provided by Yankuang Group Finance to the Company shall be increased from RMB20.94 million to RMB40.20 million;

(d)	The annual charge for other miscellaneous financial services to be provided by Yankuang Group Finance to the Company, including settlement services, entrusted loans services and security services for the three years ending 31 December 2014 shall not exceed RMB8.50 million, RMB7.50 million and RMB7.50 million respectively; and

(e)	The duration of the Financial Services Agreement shall be extended to 31 December 2014.

The amendments are mainly to cater for the continuously increased business operations of the Group.

4.	SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE PROPOSED CONTINUING CONNECTED TRANSACTION AGREEMENTS

A.	Term

Each of the above Proposed Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2012 and will expire on 31 December 2014.

B.	Price determination (not applicable to the Provision of Electricity and Heat Agreement)

(1)	State-prescribed Price

If at any time, a State-prescribed Price is applicable to any particular supply or service, such supply or service shall be provided based on the applicable State-prescribed Price. “State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

(2)	Market Price

“Market Price” shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity; or

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

(3)	Cost Price

“Cost Price” is:

(i)	the cost of providing the subject matter of the transaction by the providing party; or

(ii)	the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party.

C.	Coordination of annual demand

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the relevant Continuing Connected Transaction Agreements enter into specific contracts.

D.	Payment

Each party shall record all payments due to or due from the other party in a calendar month under the Proposed Continuing Connected Transactions in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

E.	Other terms and conditions

Same as the Existing Continuing Connected Transaction Agreements except as revised as referred to in Paragraph 3 of this announcement above.

5.	PROPOSED ANNUAL CAPS IN RELATION TO PROPOSED CONTINUING CONNECTED TRANSACTIONS

5.1	Proposed Annual Caps

The Directors have estimated the Proposed Annual Caps for the Proposed Continuing Connected Transactions based on, among other factors, the following:

1.	the historical amounts of the Existing Continuing Connected Transactions for the three financial years ended 31 December 2011;

2.	the Company’s estimation of its normal business growth, on the assumption that there is no material adverse change to the economic situation in the PRC; and

3.	the Company’s current estimation of the Market Prices and State-prescribed Prices.

The table below sets out the annual caps for the Proposed Continuing Connected Transactions (other than the transactions contemplated under the Financial Services Agreement):

		Financial year ending		Independent Shareholders’
		31 December		approval
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Expenditure

A1. Provision of Labour and Services Agreement	2,351,420	2,501,045	2,659,943	Required

A2. Provision of Insurance Fund Administrative Services Agreement (Note)		Free of charge		Not Required

A3. Provision of Materials Supply Agreement	2,467,930	1,404,710	1,312,750	Required

Revenue

A4. Provision of Products, Materials and Equipment Leasing Agreement	4,163,900	4,180,900	4,195,900	Required

A5. Provision of Electricity and Heat Agreement	268,800	268,800	268,800	Not Required

Note.	According to the applicable PRC regulations, the Company has to provide an annual estimate of the amounts of the fund payments paid by the Parent Company. Based on the Provision of Insurance Fund Administrative Services Agreement, the Company estimates that the annual amounts to be paid by the Parent Company for the three years ending 31 December 2014 will be RMB1,442.10 million, RMB1,658.42 million and RMB1,907.20 million respectively.

The table below sets out the annual caps for the transactions contemplated under the Financial Services Agreement:

	Financial year ending			Independent Shareholders’
		31 December		approval
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
A6. Financial Services Agreement

— (a) deposit services	10,000,000	10,000,000	10,000,000	Required

— (b) comprehensive credit facility services (Note)	n/a	n/a	n/a	Not Required

— (c) discounted note services	40,200	40,200	40,200	Not Required

— (d) other miscellaneous financial services	8,500	7,500	7,500	Not Required

Note:	Pursuant to the Financial Services Agreement, the comprehensive credit facility services to be provided by Yankuang Group Finance to the Company are on normal commercial terms, and no security over the assets of the Company is to be granted in respect of such services. Therefore, the provision of comprehensive credit facility services by Yankuang Group Finance to the Company will be exempt from the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard. Pursuant to the Financial Services Agreement, the annual comprehensive credit facility limit (including accrued interests) to be provided by Yankuang Group Finance to the Company shall be RMB3.0 billion.

5.2	Major anticipated fluctuations

As compared with the historical annual amounts of the Continuing Connected Transactions for the three years ended 31 December 2011, the following are the major changes to the Continuing Connected Transactions for the three years ending 31 December 2014:

A1.	Provision of Labour and Services Agreement

The estimated increase in the Annual Caps for the transactions pursuant to the Provision of Labour and Services Agreement is mainly based on the following reasons:

(1)	The Parent Company commenced to provide heat to the Company’s Nantun coal mine and Jining No.3 coal mine since 2012. It is estimated that the heat supply by the Parent Company is RMB42.60 million per annum for the three years ending 31 December 2014;

(2)	Taking into consideration of the increases in staff salaries and material prices, the estimated expenses relating to individual employee benefits are RMB129.60 million per annum for the three years ending 31 December 2014;

(3)	The annual expenses relating to retiree benefits are expected to increase as the staff salaries will increase at an estimated rate of 15% per annum for the three years ending 31 December 2014;

(4)	The Parent Company provides the internet access services, ERP system network services and safety-production dispatching system services to the Company at Market Price. The estimated expenses relating to telecommunication services are RMB60.00 million per annum for the three years ending 31 December 2014;

(5)	Following the commencement of construction for a series of external resource exploitation projects, such as Shandong Heze Wanfu coal mine project, power plant project, Inner Mongolia Ordos methanol project, Zhuanlongwan coal mine project, Yingpanhao coal mine project and Shilawusu coal mine field project, the construction services provided by the Parent Company is expected to expand substantially in the next three years. Further, taking into consideration of the increases in materials prices and staff salaries, the estimated annual expenses for construction services for the three years ending 31 December 2014 are RMB850.00 million, RMB880.00 million and RMB900.00 million respectively;

(6)	The maintenance and repair services provided by the Parent Company is expected to continue to expand. Further, taking into consideration of the increases in materials prices and staff salaries, the estimated annual expenses for maintenance and repair services for the three years ending 31 December 2014 are RMB393.82 million, RMB407.13 million and RMB424.16 million respectively; and

(7)	The price of motor vehicle transportation services provided by the Parent Company is expected to increase at an estimated rate of 10% per annum for the three year ending 31 December 2014 due to the increases in materials prices and staff salaries and the increase in the quantity of transportation materials.

A2.	Provision of Insurance Fund Administrative Services Agreement

Staff salaries have experienced substantial increases in recent years due to inflation and the increase in materials prices. The total salaries of the employees of the Group is expected to increase at an estimated rate of 15% per annum for the three years ending 31 December 2014.

A3.	Provision of Materials Supply Agreement

Due to the expansion of the Company’s business operations and the commencement of construction for a series of coal mining projects, the demand for materials and equipments is expected to continue to increase. The estimated annual amounts of the materials supplied to the Company for the three years ending 31 December 2014 are RMB2,467.93 million, RMB1,404.71 million and RMB1,312.75 million respectively.

A4.	Provision of Products, Materials and Equipment Leasing Agreement

Following the commencement of scale production of the Parent Company’s coal chemical processing facilities and the aluminium refining facilities, the demand for coal products has increased, and the estimated coal sales amounts to the Parent Company are RMB3,339.90 million per annum for the three years ending 31 December 2014.

Taking into consideration of the increases in materials prices, the estimated annual amounts for sales of materials to the Parent Company for the three years ending 31 December 2014 are RMB534.00 million, RMB545.00 million and RMB553.00 million respectively.

Following the commencement of production of the Company’s methanol project in northwest China, for the purpose of expanding the market and increasing sales channels, the Company plans to sell some methanol to the Parent Company at Market Price. The estimated sales amounts of methanol are RMB250 million per annum for the three years ending 31 December.

Two coal mines owned by the Parent Company are expected to use more machinery equipments for coal mining, and the Company plans to lease the relevant equipments to the Parent Company at Market Price. The estimated annual rentals for the equipments for the three years ending 31 December 2014 are RMB40.00 million, RMB46.00 million and RMB53.00 million respectively.

A5.	Provision of Electricity and Heat Agreement

The estimated electricity and heat supply by the Company will decrease slightly as compared to the previous three years, and the estimated sales amounts of electricity and heat are RMB268.80 million per annum for the next three years ending 31 December 2014.

A6.	Financial Services Agreement

The estimated increases in the Annual Caps for the transactions pursuant to the Financial Services Agreement are mainly based on the following reasons:

(1)	Deposit Services

The Board, having considered (1) the future business development plan and financial requirements of the Group; and (2) the estimated future cash flow of the Group, proposed that the maximum daily balance of the deposits (including the accrued interests) of the Company under the Financial Services Agreement in the settlement account with Yankuang Group Finance shall not exceed RMB10.0 billion per annum for the three years ending 31 December 2014.

The interest rate for the deposit of the Company with Yankuang Group Finance shall be adjusted in accordance with the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period in the next three years.

(2)	Comprehensive Credit Facility Services

Yankuang Group Finance will provide an annual comprehensive credit facility limit of RMB3.0 billion (including accrued interests) to the Company for the three years ending 31 December 2014.

(3)	Miscellaneous Financial Services

Yankuang Group Finance will provide discounted note services to the Company and the annual charge for discounted note services shall not exceed RMB40.20 million for the three years ending 31 December 2014.

Yankuang Group Finance will provide other miscellaneous financial services to the Company, including settlement services, entrusted loans services and security services. The annual charge for such miscellaneous financial services for the three years ending 31 December 2014 shall not exceed RMB8.50 million, RMB7.50 million and RMB7.50 million respectively.

5.3	Non-exempt Continuing Connected Transactions

The transactions described in sub-paragraphs A1, A3, A4 and A6.(a) of Paragraph 3 above, namely, the Provision of Labour and Services Agreement, Provision of Materials Supply Agreement, Provision of Products, Materials and Equipment Leasing Agreement and the provision of deposit services under the Financial Services Agreement, will constitute Non-exempt Continuing Connected Transactions which require full reporting, annual review, announcement and Independent Shareholders’ approval under the Hong Kong Listing Rules.

The transactions described in sub-paragraphs A5 and A6.(c) of Paragraph 3 above, namely, the Provision of Electricity and Heat Agreement and the discounted note services under the Financial Services Agreement, require reporting, annual review and announcement only and are exempt from the Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

The transactions described in sub-paragraph A2 of Paragraph 3 above namely, the Provision of Insurance Fund Administrative Services Agreement, will constitute exempt Continuing Connected Transactions as the Parent Company shall provide such administrative services on a free of charge basis. According to the applicable PRC regulations, the Company is required to disclose the estimated annual amounts to be paid to the Parent Company for transactions under the Provision of Insurance Fund Administrative Services Agreement for the three years ending 31 December 2014.

The transactions described in sub-paragraph A6.(b) of Paragraph 3 above, namely, the provision of comprehensive credit facility services under the Financial Services Agreement, are on normal commercial terms, and no security over the assets of the Company is to be granted in respect of such services. Therefore, the provision of comprehensive credit facility services by Yankuang Group Finance to the Company will be exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules. The transactions described in sub-paragraph A6.(d) of Paragraph 3 above, namely, the provision of other miscellaneous financial services under the Financial Services Agreement, will constitute Continuing Connected Transactions which are exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules as each of the applicable percentage ratios is less than 0.1%.

The Company will at the AGM seek the Independent Shareholders’ approval in separate resolutions for the continuance of each of the Non-exempt Continuing Connected Transactions described in sub-paragraphs A1, A3, A4 and A6.(a) of Paragraph 3 above, namely, the Provision of Labour and Services Agreement, Provision of Materials Supply Agreement, Provision of Products, Materials and Equipment Leasing Agreement and the provision of deposit services under the Financial Services Agreement, for the three years ending 31 December 2014, subject to the annual amount of each of such Non-exempt Continuing Connected Transactions for each financial year not exceeding the relevant Proposed Annual Caps set forth in sub-paragraph 5.1 above pursuant to Rule 14A.52 of the Hong Kong Listing Rules.

After the obtaining of the Independent Shareholders’ approval, the Company will carry on each of the Non-exempt Continuing Connected Transactions, subject to the annual amount of each of such Non-exempt Continuing Connected Transactions for each financial year not exceeding the relevant Proposed Annual Caps. The Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the conduct of such Non-exempt Continuing Connected Transactions.

6.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Board is of the view that the Proposed Continuing Connected Transactions are essential to the normal operations and are for the benefits of the Company for the following reasons:

(1)	The materials and related services provided by the Parent Company or Yankuang Group Finance (as the case may be) to the Company shall be provided according to approvals and certifications by the relevant government authorities or industry.

(2)	Both the Parent Company and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Parent Company and thereby reducing the operational risks and the financing costs and risks and enhance the daily operation of the Company.

(3)	The Company does not have the resources to provide social services. The social services such as medical insurance and social security are essential to the Group and are normally most efficiently provided by the Parent Company and its associates.

(4)	The provision of products and materials by the Company to the Parent Company at Market Price can minimize the management and operational costs of the Group due to the close proximity between the Parent Company and the Company.

As such transactions will be entered into in the ordinary and usual course of business of the Company upon normal commercial terms, the Directors (including the independent non-executive Directors) believe that the terms of the Proposed Continuing Connected Transactions are fair and reasonable, and the entering into of the Proposed Continuing Connected Transaction Agreements is in the interests of the Company and its shareholders as a whole.

7.	INFORMATION OF THE COMPANY, THE PARENT COMPANY AND YANKUANG GROUP FINANCE

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

The Parent Company is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as coal mining and processing, heat and electricity, mining equipment, building and building materials, concrete and coal-based chemical products. As at the date of this announcement, the Parent Company is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company, and is hence a connected person of the Company.

The business scope of Yankuang Group Finance includes provision of finance services and other related financial and consultancy services to member companies of the Parent Group and the Group.

8.	THE ANNUAL GENERAL MEETING

The Company will at the AGM seek the Independent Shareholders’ approval for the continuance of each of the Non-exempt Continuing Connected Transactions for another period of three years ending 31 December 2014 pursuant to Rule 14A.52 of the Hong Kong Listing Rules. The Parent Company and its associates will abstain from voting at the AGM on approving the proposed resolutions. The proposed resolutions will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules at the AGM.

The Board has approved (1) the establishment of an independent board committee to consider and advise the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps; and (2) the appointment of an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps. A circular containing, among other things, particulars of the Non-exempt Continuing Connected Transactions and Proposed Annual Caps, a letter from the Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meaning:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.

“Annual Cap” or “Annual Caps”	the annual limit within which the aggregate annual amount of a Continuing Connected Transaction shall not exceed for a financial year and “Annual Caps” shall mean the applicable annual limits of the Continuing Connected Transactions for a particular financial year

“Annual General Meeting” or “AGM”	the annual general meeting of the Company to be held in 2012 or any adjournment thereof for the purpose of considering and, if appropriate, approving continuation of the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps referred to in this announcement for the three years ending 31 December 2014

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors

“CBRC”	China Banking Regulatory Commission

“Company”	兗州煤業股份有限公司,Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange respectively

“connected persons”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Existing Continuing Connected Transactions”	the six continuing connected transactions between the Company and the Parent Company or Yankuang Group Finance (as the case may be) contemplated under the six Existing Continuing Connected Transaction Agreements

“Existing Continuing Connected Transaction Agreements”	the five agreements in relation to the Continuing Connected Transactions entered into between the Company and the Parent Company on 31 October 2008, namely, the Provision of Labour and Services Agreement, Provision of Insurance Fund Administrative Services Agreement, Provision of Materials Supply Agreement, Provision of Coal Products and Materials Agreement and Provision of Electricity and Heat Agreement, and the Financial Services Agreement

“Financial Services Agreement”	the financial services agreement entered into between the Company and Yankuang Group Finance on 19 August 2011 to replace the former financial services agreement entered into on 7 January 2011

“Group”	the Company and its subsidiaries

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	a committee of the Board established for the purpose of considering the terms of the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps set out in this announcement, comprising independent non-executive Directors who are independent in respect of the Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than the Parent Company and its associates, and who are not involved in, or interested in the Continuing Connected Transactions

“Major Commercial Banks in the PRC”	Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Construction Bank and other banks

“Non-exempt Continuing Connected Transactions”	the transactions described in sub-paragraphs A1, A3 A4 and A6.(a) of Paragraph 3 of this announcement, which are subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements pursuant to the Hong Kong Listing Rules

“Non-exempt Continuing Connected Transaction Agreements”	the Provision of Labour and Services Agreement, Provision of Materials Supply Agreement, Provision of Products, Materials and Equipment Leasing Agreement and deposit services under the Financial Services Agreement, details of which are set out in sub-paragraphs A1, A3, A4 and A6 of Paragraph 3 of this announcement

“Parent Company”	兗礦集團有限公司, Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company

“Parent Group”	the Parent Company, its subsidiaries and its associates, excluding the Group

“PRC”	the People’s Republic of China

“Proposed Annual Caps”	the annual limits in respect of each category of transactions under the Non-exempt Continuing Connected Transaction Agreements proposed by the Board, details of which are set out in Paragraph 5 of this announcement

“Proposed Continuing Connected Transactions”	the six Continuing Connected Transactions between the Company and the Parent Company or Yankuang Group Finance (as the case may be) contemplated under the Proposed Continuing Connected Transaction Agreements

“Proposed Continuing Connected Transaction Agreements”	the six agreements in relation to the Proposed Continuing Connected Transactions conditionally entered into between the Company and the Parent Company or Yankuang Group Finance (as the case may be), the details of which are set out in Paragraph 3 of this announcement

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	The Listing Rules of the Shanghai Stock Exchange

“Shareholders”	the shareholders of the Company

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by the Parent Company, the Company and China Credit Trust Co., Ltd. respectively. Yankuang Group Finance is a non-banking financial institution legally established with the approval of CBRC and is a professional institution engaging in corporate financial services

“%”	percentage

By order of the board of directors Yanzhou Coal Mining Company Limited Li Weimin Chairman of the Board

Zoucheng, Shandong Province, the PRC

5 April 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC